UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June, 2011

Commission File Number: 333-134004

Canadian Satellite Radio Holdings Inc.

(Exact name of registrant as specified in its charter)

Suite 2300, P.O. Box 222, Canada Trust Tower, BCE Place, 161 Bay Street, Toronto, Ontario, Canada M5J 2S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7). ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below if the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-

EXHIBIT NUMBER	DESCRIPTION

99.1	News Release dated June 14, 2011 - Merger of Sirius Canada and XM Canada moving ahead

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SATELLITE RADIO
HOLDINGS INC.
(Registrant)

Date: June 14, 2011	By:	/s/ Michael Washinushi
Name: Michael Washinushi
Title: Chief Financial Officer, Treasurer and Secretary